File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

RAND CAPITAL CORPORATION, RAND CAPITAL MANAGEMENT, LLC AND
RAND CAPITAL SUB LLC

1405 Rand Building
Buffalo, NY 14203

CALLODINE CAPITAL MANAGEMENT, LP, CALLODINE CREDIT MANAGEMENT, LLC, CALLODINE STRATEGIC CREDIT, LLC, BLUEARC MEZZANINE PARTNERS I, L.P., CALLODINE ASSET BASED LOAN FUND II, LP, CALLODINE CAPITAL FUND, LP, CALLODINE CAPITAL OFFSHORE FUND, LTD., CALLODINE CAPITAL MASTER FUND, LP, CALLODINE BDC INCOME FUND, LP, CALLODINE EQUITY INCOME FUND, LP, CALLODINE STRATEGIC CREDIT FUND II, LP, THOROFARE, LLC, THOROFARE ASSET BASED LENDING FUND IV, L.P., THOROFARE ASSET BASED LENDING REIT FUND IV, LLC, THOROFARE ASSET BASED LENDING FUND V, L.P. AND THOROFARE ASSET BASED LENDING REIT FUND V, LLC

All Communications, Notices and Orders to:

James Morrow Callodine Group, LLC Two International Place, Suite 1830 Boston, MA 02110 (617) 880-7480 jmorrow@callodine.com	Daniel Penberthy Rand Capital Corporation 1405 Rand Building Buffalo, NY 14203 (716) 853-0802 dpenberthy@randcapital.com

Copies to:

Cynthia M. Krus, Esq.

Stephani M. Hildebrandt, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0100

anneoberndorf@eversheds-sutherland.us

June 13, 2022

I.      INTRODUCTION

A. Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Rand Capital Corporation, et al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B. Applicants Seeking Relief

●	Regulated Fund

◌	Rand Capital Corporation (“Rand”), a New York corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to Rand is RCM (as defined below).

●	Advisers

◌	Rand Capital Management, LLC (“RCM”), a Delaware limited liability company that serves as the investment adviser for Rand, on behalf of itself and its successors.[3] RCM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

◌	Callodine Capital Management, LP (the “Callodine Capital”), a Massachusetts limited partnership that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. Callodine Capital is an investment adviser registered under the Advisers Act.

◌	Callodine Credit Management, LLC (“CCM”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. CCM is an Exempt Reporting Adviser.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 Certain of the Applicants previously submitted an application with the Commission (File No. 812-15174), as filed on October 30, 2020, and amended and restated and filed with the Commission on January 5, 2021 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 34218 dated March 1, 2021 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 34237 dated March 29, 2021. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

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◌	Callodine Strategic Credit, LLC (“CSC”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds, on behalf of itself and its successors. CSC is an Exempt Reporting Adviser.

◌	Thorofare, LLC (“Thorofare” and together with RCM, Callodine Capital, CCM, and CSC, the “Existing Advisers”) a California limited liability company that serves as the investment adviser for to certain of the Existing Affiliated Funds, on behalf of itself and its successors. Thorofare is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.

●	Rand Capital Sub LLC (the “Existing Wholly-Owned Subsidiary”), which is a separate and distinct legal entity and is a Wholly-Owned Investment Sub (as defined in the Prior Order) of the Existing Regulated Fund. The Existing Wholly-Owned Subsidiary is a subsidiary of Rand.

●	Certain existing affiliated funds (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Fund, the Existing Advisers and the Existing Wholly-Owned Subsidiary and, the “Applicants”). Each of the Existing Affiliated Funds is advised by an Existing Adviser.

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.      Applicants’ Proposal

A. Requested Amendment

Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B. Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

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Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

C. Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4

III.      STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.      REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5

V.      PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

James Morrow Callodine Group, LLC Two International Place, Suite 1830 Boston, MA 02110 (617) 880-7480 jmorrow@callodine.com	Daniel Penberthy Rand Capital Corporation 1405 Rand Building Buffalo, NY 14203 (716) 853-0802 dpenberthy@randcapital.com

4 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

5 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

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Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Cynthia M. Krus, Esq.
Stephani M. Hildebrandt, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

(202) 383-0100
anneoberndorf@eversheds-sutherland.us

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1.

B. Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 13th day of June, 2022.

Rand Capital Corporation

By:	/s/ Daniel Penberthy
Name:	Daniel Penberthy
Title:	President & Chief Executive Officer

Rand Capital Management, LLC

By:	Callodine Credit, LLC, its sole member
By:	/s/ James Morrow
Name:	James Morrow
Title:	President & Chief Executive Officer

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Callodine Capital Management, LP

By:	/s/ Austin McClintock
Name:	Austin McClintock
Title:	Authorized Person

Callodine Credit Management, LLC

By:	/s/ Eugene Martin
Name:	Eugene Martin
Title:	President & Chief Executive Officer

Callodine Strategic Credit, LLC

By:	/s/ Brian Collins
Name:	Brian Collins
Title:	Manager

Thorofare, LLC

By:	/s/ Brendan W. Miller
Name:	Brendan W. Miller
Title:	Authorized Signatory

Existing Wholly-Owned Subsidiary of
Rand Capital Corporation:

Rand Capital Sub LLC

By:	/s/ Daniel Penberthy
Name:	Daniel Penberthy
Title:	President & Chief Executive Officer

Existing Affiliated Funds:

Callodine Asset Based Loan Fund II, LP

By:	Callodine Credit Management, LLC
By:	/s/ Eugene Martin
Name:	Eugene Martin
Title:	President & Chief Executive Officer

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Callodine Capital Fund, LP
Callodine Capital Offshore Fund, Ltd.
Callodine Capital Master Fund, LP
Callodine BDC Income Fund, LP
Callodine Equity Income Fund, LP

By:	Callodine Capital Management, LP
By:	/s/ Austin McClintock
Name:	Austin McClintock
Title:	Authorized Signatory

Callodine Strategic Credit Fund II, LP
BlueArc Mezzanine Partners I, L.P.

By:	Callodine Strategic Credit, LLC
By:	/s/ Brian Collins
Name:	Brian Collins
Title:	Manager

Thorofare Asset Based Lending Fund IV, L.P.
Thorofare Asset Based Lending REIT Fund IV, LLC
Thorofare Asset Based Lending Fund V, L.P.
Thorofare Asset Based Lending REIT Fund V, LLC

By:	/s/ Brendan W. Miller
Name:	Brendan W. Miller
Title:	Authorized Signatory

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Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of June 13, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Rand Capital Corporation

By:	/s/ Daniel Penberthy
Name:	Daniel Penberthy
Title:	President & Chief Executive Officer

Rand Capital Management, LLC

By:	Callodine Credit, LLC, its sole member
By:	/s/ James Morrow
Name:	James Morrow
Title:	President & Chief Executive Officer

Callodine Capital Management, LP

By:	/s/ Austin McClintock
Name:	Austin McClintock
Title:	Authorized Person

Callodine Credit Management, LLC

By:	/s/ Eugene Martin
Name:	Eugene Martin
Title:	President & Chief Executive Officer

Callodine Strategic Credit, LLC

By:	/s/ Brian Collins
Name:	Brian Collins
Title:	Manager

Thorofare, LLC

By:	/s/ Brendan W. Miller
Name:	Brendan W. Miller
Title:	Authorized Signatory

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Existing Wholly-Owned Subsidiary of
Rand Capital Corporation:

Rand Capital Sub LLC

By:	/s/ Daniel Penberthy
Name:	Daniel Penberthy
Title:	President & Chief Executive Officer

Existing Affiliated Funds:

Callodine Asset Based Loan Fund II, LP

By:	Callodine Credit Management, LLC
By:	/s/ Eugene Martin
Name:	Eugene Martin
Title:	President & Chief Executive Officer

Callodine Capital Fund, LP
Callodine Capital Offshore Fund, Ltd.
Callodine Capital Master Fund, LP
Callodine BDC Income Fund, LP
Callodine Equity Income Fund, LP

By:	Callodine Capital Management, LP
By:	/s/ Austin McClintock
Name:	Austin McClintock
Title:	Authorized Signatory

Callodine Strategic Credit Fund II, LP
BlueArc Mezzanine Partners I, L.P.

By:	Callodine Strategic Credit, LLC
By:	/s/ Brian Collins
Name:	Brian Collins
Title:	Manager

Thorofare Asset Based Lending Fund IV, L.P.
Thorofare Asset Based Lending REIT Fund IV, LLC
Thorofare Asset Based Lending Fund V, L.P.
Thorofare Asset Based Lending REIT Fund V, LLC

By:	/s/ Brendan W. Miller
Name:	Brendan W. Miller
Title:	Authorized Signatory

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Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

RAND CAPITAL CORPORATION

WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Rand Capital Corporation (the “Company”) to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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Schedule A

Callodine Asset Based Loan Fund II, LP

Callodine Capital Fund, LP

Callodine Capital Offshore Fund, Ltd.

Callodine Capital Master Fund, LP

Callodine BDC Income Fund, LP

Callodine Equity Income Fund, LP

Callodine Strategic Credit Fund II, LP

BlueArc Mezzanine Partners I, L.P.

Thorofare Asset Based Lending Fund IV, L.P.

Thorofare Asset Based Lending REIT Fund IV, LLC

Thorofare Asset Based Lending Fund V, L.P.

Thorofare Asset Based Lending REIT Fund V, LLC

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